Exhibit 99.1

CAZOO TO BEGIN TRADING ON NYSE TODAY UNDER THE SYMBOL “CZOO”

Transaction delivers proceeds of over $1bn to fuel Cazoo’s growth with its Class A ordinary shares and warrants to be listed today following completion of business combination with AJAX I

London & New York August 27, 2021 - Cazoo (“Cazoo” or “the Company”), the UK’s leading online car retailer, announces that it has completed its business combination with Ajax I (“AJAX”) (NYSE: AJAX), a publicly traded special purpose acquisition company. Today, Cazoo Group Ltd (“Cazoo Group”) will begin trading on the New York Stock Exchange (“NYSE”) with its Class A ordinary shares and warrants trading under the new ticker symbols, “CZOO” and “CZOO WS”, respectively.

Under the terms of the business combination agreement, AJAX and Cazoo have now combined under a new holding company, Cazoo Group, which will receive proceeds of over $1 billion before expenses from the transaction to further build out its brand and infrastructure as it continues to transform the car buying and selling experience across the UK and mainland Europe. The business combination was unanimously approved by AJAX’s board of directors and approved by AJAX’s shareholders on August 18, 2021, with 95.57% of the votes cast in favour of the transaction.

Cazoo will continue to be led by Founder & Chief Executive Officer, Alex Chesterman, along with the existing senior management team including Chief Financial Officer, Stephen Morana. Daniel Och, renowned US investor and Founder of AJAX, and Anne Wojcicki, founder of 23andMe, will also join the Cazoo Group board of directors along with Duncan Tatton-Brown (Audit Chair), Moni Mannings (Remuneration Chair), Luciana Berger (ESG Chair), Lord Rothermere (Non-Exec) and David Hobbs (Non-Exec) of D1 Capital Partners.

Alex Chesterman OBE, Founder & CEO of Cazoo, commented, “Today is an important and exciting day for Cazoo as we enter the public markets. Since we announced the transaction earlier this year, we have continued to see record growth in our revenues and gross profit, have brought our UK vehicle reconditioning in-house, providing full control of our operations and logistics and have started buying and reconditioning cars in mainland Europe ahead of our launch later this year. And we have launched a fully integrated all-inclusive monthly car subscription service in the UK as well as our car buying service to source inventory directly from consumers.

“We remain obsessed with delivering the best car buying and selling experience for consumers across the UK and mainland Europe and the capital raised from this transaction will give us the resources to further accelerate our growth. Our world-class team has been further strengthened by our combination with AJAX and we could not be more pleased to partner with Dan and his team. The opportunities ahead of us are enormous and I am very excited about our next chapter and expect this combination to further drive our tremendous growth.”

Daniel Och, Founder of AJAX said, “We are very pleased to close the business combination with Cazoo and to partner with Alex and his outstanding team. By leveraging data and technology, Cazoo is delivering a superior car buying and selling experience in the UK and mainland Europe and building a strong competitive moat. With the large and fragmented nature of the market and incredibly low digital penetration, Cazoo has multiple levers to drive its growth and long-term sustainable shareholder value as it transforms the market.”

Company Overview

Cazoo is pioneering the shift to online car buying and selling in the UK and mainland Europe and has already sold over 35,000 cars since its launch less than two years ago to consumers across the UK who have embraced the selection, transparency and convenience of buying quality used cars entirely online. Cazoo is also Europe’s leading consumer car subscription player with thousands of subscribers across the UK, France and Germany.

Cazoo has developed a market leading brand and fully integrated platform, where it owns and reconditions all its cars before offering them for either delivery or collection in as little as 72 hours. Over the past three years, Cazoo has grown its team to over 2,500 customer-obsessed staff, focussed on delivering the best car buying and selling experience to consumers across the UK & Europe. Already the leading online car retailer in the UK, Cazoo is expanding into mainland Europe as it seeks to disrupt the largely offline $700 billion used car market.

To celebrate the completion of the merger, Alex Chesterman, Founder & CEO of Cazoo, will ring the opening bell alongside Daniel Och, Founder of AJAX, at the New York Stock Exchange at 09.30 am Eastern Time on August 27, 2021. A live stream of the event and replay can be accessed by visiting https://www.nyse.com/bell.

Transaction Overview

Following the business combination and related PIPE investment, Cazoo Group will receive proceeds of over $1 billion before expenses to further build out its brand and infrastructure across the UK and mainland Europe, as it continues its mission of transforming the online buying and selling experience in the $700 billion European used car market. Existing Cazoo shareholders will receive approximately $80 million in cash from the transaction proceeds.

A more detailed description of the transaction terms will be included in a Shell Company Report on Form 20-F to be filed by Cazoo Group with the U.S. Securities and Exchange Commission (“SEC”), as well as in the previous filings of Ajax and Cazoo Group (f/k/a Capri Listco) with the SEC available on the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Cazoo Group may be obtained free of charge from its website at https://www.cazoo.co.uk or by written request to Cazoo Group at 41-43 Chalton St, London NW1 1JD, United Kingdom.

Advisors

Credit Suisse International and Goldman Sachs International acted as lead financial advisors to Cazoo. Numis also acted as financial advisor to Cazoo. Freshfields acted as legal counsel to Cazoo. J.P. Morgan acted as financial advisor to AJAX I. Goldman Sachs International acted as the lead placement agent on the PIPE. Citigroup and J.P. Morgan acted as placement agents on the PIPE. Kirkland & Ellis LLP acted as legal counsel to AJAX I.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK and Europe by providing better selection, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE and is backed by some of the leading global technology investors.

About AJAX – www.ajaxcap.com

Prior to consummation of the business combination, AJAX was a blank check company whose purpose was to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. AJAX was founded by renowned US investor Daniel Och in partnership with Glenn Fuhrman and strategic advisors including Steve Ells (founder, Chipotle), Jim McKelvey (co-founder, Square), Kevin Systrom (co-founder, Instagram) and Anne Wojcicki (co-founder, 23andMe).

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the business combination, including statements regarding the benefits of the transaction, the services offered by Cazoo and the markets in which it operates, and Cazoo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against AJAX, Cazoo Group or others following the announcement of the business combination and definitive agreements with respect thereto; (2) the ability to meet stock exchange listing standards following the consummation of the business combination; (3) the risk that the business combination disrupts current plans and operations of Cazoo Group as a result of the consummation of the business combination; (4) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of Cazoo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (5) changes in applicable laws or regulations; (6) the possibility that Cazoo may be adversely affected by other economic, business, and/or competitive factors; (7) the impact of COVID-19 on Cazoo’s business; (8) Cazoo’s estimates of expenses and profitability; and (9) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 filed by Capri Listco and the proxy statement/prospectus included therein. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo Group gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell / Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

AJAX:

Gagnier Communications, Dan Gagnier / Jeff Mathews +1 646-569-5897 / ajax@gagnierfc.com

3